

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Matthew White
Chief Financial Officer
CoreCard Corp
One Meca Way, Norcross
Norcross, Georgia 30093

       Re: CoreCard Corp
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Form 10-Q for the Fiscal Quarter ended March 31, 2022
          File No. 001-09330

Dear Mr. White:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology